March 5, 2025

Captain Joseph Burns
Chief Executive Officer
AIRO Group Holdings, Inc.
5001 Indian School Road NE, Suite 100
Albuquerque, NM 87110

       Re: AIRO Group Holdings, Inc.
           Registration Statement on Form S-1
           Filed February 21, 2025
           File No. 333-285149
Dear Captain Joseph Burns:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed February 21, 2025
Unaudited Pro Forma Condensed Consolidated Financial Information, page 71

1. We note that this section contains a number of blanks which will be provided by amendment. Please be advised that we may have comments on the pro forma financial statements and related notes when it is substantially completed. Consolidated Financial Statements
1. The Company and Summary of Significant Accounting Policies
Investor Notes at Fair Value, page F-13

2. Your disclosure states that certain Investor Notes were amended such that the company performed a significance test as of the modification date in accordance with
       ASC 470-50. Please revise your disclosure to address how the terms of amended investor notes differed from the original notes.
 March 5, 2025
Page 2
2. Revolving Lines of Credit and Long-Term Debt
Investor Notes at Fair Value, page F-24

3.     We refer to the Investor Notes and have the following comments:

             Please revise your disclosure to indicate when the Investor Note agreements were entered into, the net carrying amounts of the extinguished debt, and the calculation of the loss on debt extinguishment.

             Please tell us where the Investor Notes were classified on your consolidated balance sheets prior to the extinguishment of the original Investor Notes.

             Please tell us the reason the loss on debt extinguishment is classified as interest expense on your statement of operations for the year ended December 31, 2024, rather than as a separate line item. Refer to ASC 470-50-40-2 for guidance.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Dale Welcome at 202-551-3865 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Jay Ingram at 202-551-3397 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Christina T. Roupas